UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar
Investments in the Custody of
Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f2]

1. Investment Company Act File Number: 811-08846				Date examination completed: February 28, 2010
2. State Identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):
3. Exact name of investment company as specified in registration statement: First Focus Funds, Inc.
4. Address of principal executive office (number, street, city, state, zip code): 1620 Dodge Street, Stop 1075, Omaha, Nebraska 68197

INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities of similar investments.

Investment Company

1.	All items must be completed by the investment company.

2.
Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3.
Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law.  File the original and one copy with the Securities and Exchange Commission’s principal office in Washington, D.C., one copy with the regional office for the region in which the investment company’s principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

SEC’s Collection of Information
An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid OMB control number.  Filing of Form N-17f-2 is mandatory for an investment company that has custody of securities or similar investments.  Rule 17f-2 under the section 17(f) of the Investment Company Act of 1940 requires the investment company to retain an independent public accountant to verify the company’s securities and similar investments by actual examination three times during each fiscal year.  The accountant must prepare a certificate stating that the examination has occurred and describing the examination, and must transmit the certificate to the Commission with Form N-17f-2 as a cover sheet.  The Commission uses the Form to ensure that the certificate is properly attributed to the investment company.  The Commission estimates that the burden of completing Form N-17f-2 is approximately 1.0 hours per filing.  Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this Form, and any suggestions for reducing this burden.  This collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. 3507.  Responses to this collection of information will not be kept confidential.

May 21, 2010

Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940

We, as members of management of First Focus Funds – individually the Short-Intermediate Bond Fund, Income Fund, Balanced Fund, Core Equity Fund, Large Cap Growth Fund, Growth Opportunities Fund and Small Company Fund, (collectively, the Funds), are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, “Custody of Investments by Registered Investment Companies,” of the Investment Company Act of 1940.  We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements.  We have performed an evaluation of the Funds’ compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of February 28, 2010, and from September 30, 2009 through February 28, 2010.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of as of February 28, 2010, and from September 30, 2009 through February 28, 2010, with respect to securities reflected in the investment accounts of the Funds.

First Focus Funds

By:

/s/ Daniel W. Koors

Dan Koors
Treasurer

Report of Independent Registered Public Accounting Firm

To the Board of Directors of

First Focus Funds:

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940 (the Act), that First Focus Funds – Short-Intermediate Bond Fund, Income Fund, Balanced Fund, Core Equity Fund, Large Cap Growth Fund, Growth Opportunities Fund and Small Company Fund (collectively, the “Funds”)  complied with the applicable requirements of subsections (b) and (c) of rule 17f-2 under the Act as of February 28, 2010. Management is responsible for the Funds’ compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Funds’ compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Funds’ compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of February 28, 2010, and, with respect to agreement of security purchases and sales, for the period from September 30, 2009 (the date of our last examination) through February 28, 2010:

1.	Confirmation of all securities held by First National Bank of Omaha (Custodian) on behalf of the Funds, without prior notice to management;

2.	Reconciliation of all such securities to the books and records of the Funds and Custodian and inspection of relevant trade documentation for reconciling items;

3.	Confirmation of all securities held in book entry form by Federal Reserve Bank and Depository Trust Corporation on behalf of the Custodian at an omnibus level;

4.
Inspection of the reconciliations of the Custodian investment positions held on behalf of the Custodian at an omnibus level at the Federal Reserve Bank and Depository Trust Company and inspection of relevant trade documentation for reconciling items;

5.	Confirmation or inspection of documentation of all securities purchased/sold but not received/delivered;

6.	Agreement of 15 security purchases and 15 security sales since September 30, 2009 from the books and records of the Funds to trade documentation and bank statements.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds compliance with specified requirements.

In our opinion, management’s assertion that the Funds complied with the applicable requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of February 28, 2010, and for the period September 30, 2009 through February 28, 2010, with respect to securities reflected in the investment account of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/  KPMG LLP

Columbus, Ohio

May 21, 2010